

Exhibit 9: Certain Information Regarding JCR's Designated Compliance Officer

<u>DESIGNATED COMPLIANCE OFFICER</u>

<u>Name:</u>

Mr. Kenji Sumitani

<u>Employment History:</u>

2002 to present
Japan Credit Rating Agency, Ltd.

2022 – Present
Chief Compliance Officer

2021 – 2022
General Manager, Head of Rating Administration Dept., Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)

2020 – 2021
General Manager, Head of Rating Administration Dept. and Rating Planning Dept., Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)

2019 – 2020
General Manager, Head of Rating Administration Dept., Rating Planning Dept. and Structured Finance Dept., Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)

2016 – 2019
General Manager, Head of Rating Administration Dept., Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)

2012 – 2016
Division Manager of Rating Administration Division, Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)

2009 – 2012
Division Manager of Rating Administrative Management Division, Chief Analyst, Rating Committee Member
 (Concurrently with Financial Institution Rating Dept.)



2009 – 2009
Chief Analyst of Financial Institution Rating Dept., Rating Committee Member

2007 – 2009
Chief Analyst of Rating Dept. I, Rating Committee Member

2007 – 2007
Chief Analyst of Financial Institution Group in Rating Dept. I, Rating Committee Member

2005 – 2007
Senior Analyst of Financial Institution Group in Rating Dept. I, Rating Committee Member

2004 – 2005
Senior Analyst of Financial Institution Rating Division in Rating Planning Dept.

2002 – 2004
Rating Senior Manager of Financial Institution Rating Division in Rating Planning Dept.

2022
Joined JCR

1989－2002
National Life Finance Corporation
(successively filled several posts such as loan review, research of corporate management and finance, bonds issuance, etc.)

Post-Secondary Education:

1989 : BA , Hitotsubashi University, Tokyo, Japan

Employment Status:

A full-time employee of Japan Credit Rating Agency, Ltd.